Exhibit 99.11

SVM FuelCircle and Points Officially Launch New Merchant Incentive Program

FuelCircle Rewards adding additional member services with Points.com and launches corporate program to expand merchant network

TORONTO (May 7, 2013) — Points (TSX: PTS; NASDAQ: PCOM), the global leader in reward currency management, has partnered with SVM’s FuelCircle division to enhance the FuelCircle Rewards loyalty program by building new merchant partnerships and expanded options for members.

FuelCircle can acquire new partnerships to build their network using a Points product solution that seamlessly integrates into merchant systems, allowing new merchants to reward their loyal customers with FuelCircle Rewards.

“The official launch of our partnership with this Corporate product makes it possible for the FuelCircle Rewards program to expand its already impressive network of retail gasoline stations,” says Rob MacLean, Chief Executive Officer of Points. “We are thrilled to bring our 13 years of loyalty industry expertise to this venture with FuelCircle to help grow our respective businesses and bring their program to the next level of loyalty excellence,” he says.

Jim Leroux, President of FuelCircle adds: “We will take full advantage of the Points Corporate solution as we use this platform to onboard small and medium size business that wish to join the FuelCircle merchant coalition, issue FuelCircle points to their customers and leverage one of the most powerful reward currencies in the world today, gasoline.”

In summer 2013, FuelCircle will be further increasing the functionality of the reward program with additional products by Points to give its members the ability to exchange, trade, redeem and track FuelCircle Rewards on the consumer hub at Points.com

“At FuelCircle, we are truly excited about our relationship with Points,” says Marshall Reavis, Chief Executive Officer of SVM, “and we look forward to participating in the Points.com consumer hub so that FuelCircle members and Points.com members can optimize the value of their existing reward programs. With nearly 40,000 fuel stations in the US that accept the FuelCircle Reward Card, it has never been easier for consumers to earn, trade and redeem points for gasoline.”

For more information on the FuelCircle Rewards program powered by Points.com, visit www.fuelcirclerewards.com. For additional information about SVM’s FuelCircle program, visit www.fuelcircle.com. For more information on Points visit www.Points.com.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. In addition to these services, Points’ unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

About SVM

Since 1997, SVM has been helping its customers provide the right rewards that incentivize and motivate in an efficient and reliable way. Headquartered in suburban Chicago, IL, SVM also has offices in the United Kingdom, serving all of Europe. SVM’s products include gift cards, network prepaid cards, promotional and reward cards, eGift and award codes, gift card management services and gift card fulfillment services. By supplying in-demand brands that people want and need, and innovative products using the latest in technological advances, SVM drives positive behaviors. For more information on SVM or FuelCircle, call (847) 553-9105 or visitwww.svmcards.com.

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For more information contact:

Points Media relations:
Fiona Pincente
Corporate Communications Manager, Points
T. 416.596.6370 x3130; E. fiona.pincente@points.com

Points Investor relations:
Laura Bainbridge/Kimberly Esterkin, Addo Communications
T.310.829.5400; E. lauraf@addocommunications.com; kimberlye@addocommunications.com

SVM FuelCircle Media Relations:
John Cullen, SVM,
T.469.450.5038; E. john.cullen@svmcards.com